FOR IMMEDIATE RELEASE


                     VIMPELCOM TO RECEIVE A GSM-1800 LICENSE
        FOR THE NORTHWEST REGION OF RUSSIA, WHICH INCLUDES ST. PETERSBURG
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Moscow  and  New  York   (September   12,  2002)  -  Open  Joint  Stock  Company
"Vimpel-Communications"   ("VimpelCom"  or  the  "Company")  (NYSE:  VIP)  today
announced that the licensing committee of the Ministry of Communications of the Russian Federation approved the issuance of a GSM-1800 license to the Company's subsidiary, VimpelCom-Region, for the Northwest license area, which includes the
city  of  St.  Petersburg,   the  surrounding  Leningrad  region,  the  Vologda,
Kalinigrad, Murmansk, Arkhangelsk, Novgorod and Pskov regions, the Republic of Karelia and the Nenets autonomous district. The total population of the Northwest license area is approximately 13.7 million. The population of the city of St. Petersburg is approximately 4.8 million and approximately 1.5 million people live in the surrounding Leningrad region. Based upon this decision, the Company expects to receive an official license shortly.

Commenting on today's announcement, Jo Lunder, Chief Executive Officer of VimpelCom, said, "We welcome the latest decision of the Ministry of Communications, which is a major step for our company in becoming a nationwide wireless telecommunications operator. We believe that a license for the Northwest region will improve our competitive position in the growing Russian wireless telecommunications market. We have begun to plan the build out of our network in the Northwest license area and we will continue our efforts to gain access to the 900 MHz frequency band in the license area."

VimpelCom is a leading provider of telecommunications services in Russia, operating under the "Bee Line" family of brand names, which are among the most recognized brand names in Russia. The Group's license portfolio covers approximately 70% of Russia's population (101.1 million people), including the City of Moscow and the Moscow Region and will cover an additional 9% of Russia's population (13.7 million people) upon receipt of the license for the Northwest license area. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange ("NYSE"). VimpelCom's ADSs are listed on the NYSE under the symbol "VIP". VimpelCom's convertible notes are listed on the NYSE under the symbol "VIP 05".

This press release contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act regarding the issuance of a license to VimpelCom's subsidiary. These statements are based on Management's best assessment of the regulatory process. There can be no assurance that the license for the Northwest license area or the related frequencies will be issued in a timely manner, that the license and related permissions will not impose additional financial or other obligations on the license holder, that the Group will be able to successfully build out the network in the Northwest license area, or that VimpelCom will be able to successfully compete in the Northwest license area due to the fact that its principal competitors have already established presences in the area and for other reasons. Furthermore, VimpelCom cannot assure investors that it will gain access to the 900 MHz frequency band for its GSM-1800 license for the Northwest license area. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2001 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin                                 Christopher Mittendorf
VimpelCom (Moscow)                            Edelman Financial Worldwide
Tel: 7(095) 974-5888                          Tel: 1(212) 704-8134
vgoldin@vimpelcom.com                         christopher.mittendorf@edelman.com